Onconova Therapeutics, Inc.

375 Pheasant Run

Newtown, PA 18954

May 17, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tonya Aldave

Re:	Onconova Therapeutics, Inc.
Registration Statement on Form S-3
Filed April 5, 2019
File No. 333-230744

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Onconova Therapeutics, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced registration statement, as amended, so that such registration statement may become effective at 4:00 p.m. (Washington, D.C. time) on May 21, 2019, or as soon as practicable thereafter.

ONCONOVA THERAPEUTICS, INC.

By:	/s/ MARK GUERIN
Name:	Mark Guerin
Title:	Chief Financial Officer